Lucid Capital Markets

570 Lexington Ave., 40th Floor

New York, NY 10022

June 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Benjamin Holt

James Lopez

Re:	Flag Ship Acquisition Corporation - Initial Public Offering

Registration Statement on Form S-1

(File No. 333-261028)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Flag Ship Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m., Washington D.C. time, on Thursday, June 13, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between June 14, 2024 and June 17, 2024, in excess of 530 copies of the Preliminary Prospectus dated May 21, 2024 will have been distributed as follows: 5 to prospective underwriters and dealers, in excess of 25 to institutional investors and 500 to retail investors.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LUCID CAPITAL MARKETS

By:	/s/ Jeffrey Caliva
Name: Jeffrey Caliva
Title: Managing Director